Exhibit 99.1

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: September 9, 2015

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Results of Extraordinary Shareholders Meeting of Gazit-Globe Ltd. (the “Company”)

1.	In the meeting of the Company’s shareholders convened on September 8, 2015, the agenda of which was as listed below, the results were as follows:

Number	Item for Vote	Result	Total number of votes cast	For	Against
1*	The approval of the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit Group USA, Inc., a wholly-owned subsidiary of the Company.	Approved	149,061,581	138,723,501	10,335,675
2**	The approval of the compensation terms of the Company’s CEO, Ms. Rachel Lavine.	Approved	149,061,581	127,635,393	21,422,053

*	The results excluding Interested Parties were 48,387,932 votes in favor (82.40%) out of total of 58,726,012 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.
**	The results excluding Interested Parties were 37,299,824 votes in favor (63.51%) out of total of 58,726,012 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.